Exhibit 99.10

Press release

The information contained herein is subject to the disclosure requirements of Bure Equity AB under the Swedish Securities Market Act. This information has been publicly communicated on 2 December, 2009, at 08:30 CET.

Extraordinary General Meeting of Bure Equity AB (publ)

The following items were resolved upon at the Extraordinary General Meeting (EGM) of Bure Equity AB (publ) on 1 December 2009:

A. Approval of the merger plan regarding merger with Skanditek Industriförvaltning AB

The EGM resolved to approve the merger plan regarding the merger between Bure and Skanditek Industriförvaltning AB (“Skanditek”), dated 13 October 2009. The merger plan has been registered with the Swedish Companies Registration Office (“Bolagsverket”) on 19 October 2009 and was published in the Official Swedish Gazette on 21 October 2009.

According to the merger plan, the merger shall be undertaken by way of absorption, with Bure as the absorbing company and Skanditek as the transferring company. The exchange ratio for the merger consideration has been determined in such way that each share in Skanditek shall be exchanged for 0.75 shares in Bure.

Registration of the merger with Bolagsverket, which is expected to take place in January 2010 at the earliest, will result in the dissolution of Skanditek, whereby all of Skanditek’s assets and liabilities will be transferred to Bure. Settlement of the merger consideration is expected to take place following Bolagsverket’s registration of the merger. Approval of the merger plan included reduction of the company’s share capital by way of redemption of the 10,041,316 shares in Bure that are currently held by Skanditek.

B. Issue of the merger consideration - conditional resolution

The EGM resolved to issue 49,013,235 shares as merger consideration. Those entitled to receive consideration for the merger, based on the above mentioned exchange ratio, will be shareholders registered in the share register of Skanditek on the date when Bolagsverket registers the merger.

C. Amendment of the articles of association - conditional resolution

The EGM resolved to amend the articles of association, meaning that the registered office of the company shall be in Stockholm, that the company’s share capital shall amount to not less than SEK 300,000,000 and not more than SEK 1,200,000,000, and that the General Meetings shall be held in Stockholm or Gothenburg.

D. Dividend to the shareholders - conditional resolution

The EGM resolved that a cash dividend shall be distributed to the shareholders in the amount of SEK 9.50 per share. The record date for the dividend was resolved to be on Monday 25 January 2010 or, in case Bolagsverket authorises implementation of the merger plan later than Tuesday 19 January 2010, on such date as the board of directors decides.

E. Election of the board of directors etc. - conditional resolution

Mathias Uhlén was elected as a new director of the board of directors and Björn Björnsson, Håkan Larsson, Kjell Duveblad and Ann-Sofi Lodin were re-elected as directors of the board. Patrik Tigerschiöld resigned as director of the board and Björn Björnsson will replace him as chairman of the board. The remuneration to the board of directors was resolved to be in the same amount that was decided at the Annual General Meeting on 28 April 2009, i.e. SEK 350,000 to the chairman of the board and SEK 160,000 to each of the other directors of the board, respectively, on a yearly basis.

The newly elected board member, Mathias Uhlén, born 1954, has a PhD and is professor of microbiology. He has been director of the board of Skanditek Industriförvaltning AB (publ) since 1992. He is also chairman of the board of Atlas Antibodies AB as well as director of the board of Affibody Holding AB, Biotage AB, KTH Holding AB, SweTree Technologies AB, Nordiag ASA and Novozymes A/S. Mathias is also a member of Vetenskapsakademien and Ingenjörsvetenskapsakademien.

Bure’s new board of directors will take office upon Bolagsverket’s registration of the merger, which is expected to take place in January 2010. Until then, Bure and Skanditek shall act as two independent and separately listed companies with their current management and board of directors, respectively.

Conditional resolution

The resolutions under items B - E above are conditional upon Bolagsverket’s registration of the merger and that the merger is executed at the date of such registration.

Amendment of § 9 in the articles of association - conditional resolution

Further to the above amendments of the articles of association under item C, the EGM resolved to amend § 9 in the articles of association, meaning that notice of an Extraordinary General Meeting, which does not deal with amendments of the articles of association, shall be issued not earlier than six weeks and at latest three weeks before the Extraordinary General Meeting, and that notice of a General Meeting shall always be published in the Official Swedish Gazette as well as at the company’s website. Announcement of the notice shall be made in Svenska Dagbladet.

The above resolution is conditional upon that amendments of the Swedish Companies Act (2005:551) relating to the time-limit for notice of an Extraordinary General Meeting of shareholders have entered into force, and that the above proposed new wording of the articles of association is consistent with the Companies Act.

Gothenburg on 2 December 2009

Bure Equity AB (publ)

For additional information, please contact:

Carl Backman, President and CEO	Phone +46 31-708 64 59
Jonas Alfredson, CFO	Phone +46 31-708 64 41, +46 733-90 49 12

Notice to shareholders in the United States

The Bure shares have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or under any of the relevant securities laws of any state or other jurisdiction of the United States. Neither the US Securities and Exchange Commission nor any US state securities commission has approved of the Bure shares. Any representation to the contrary is a criminal offence in the United States. The Bure shares will be offered in the United States only pursuant to an exemption from the registration requirements of the Securities Act. The Bure shares may not be offered or sold in the United States except pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

This merger relates to the securities of a Swedish company. The merger is subject to disclosure requirements of the Kingdom of Sweden which are different from those of the United States.  It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a non-US jurisdiction, and some or all of its officers and Directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or Directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

Bure Equity AB (publ)

Corp. ID No. 556454-8781, P O Box 5419, SE-402 29 Gothenburg, Sweden, phone +46 31 708 64 00, fax +46 31 708 64 80 www.bure.se